September 20, 2024

Nancy Walsh
Chief Financial Officer
Katapult Holdings, Inc.
5360 Legacy Drive, Building 2
Plano, TX 75024

       Re: Katapult Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-39116
Dear Nancy Walsh:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 11. Executive Compensation, page 108

1.     We note reference to your    Proxy Statement for the 2024 Annual Meeting
of
       Stockholders,    filed on April 26, 2024. It appears that you have not
provided your
       disclosure about your recovery analysis in an Interactive Data File in accordance with
       Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 20, 2024
Page 2

       Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Nicole Brookshire